Form 10KSB, Exhibit 13
period 1996-12-31
SHO ME FINANCIAL CORP
filed 1997-03-31
CIK 863370

                                                                      EXHIBIT 13



________________________________________________________________________________

1996 ANNUAL REPORT
________________________________________________________________________________




[LOGO]





                             SHO-ME FINANCIAL CORP.

________________________________________________________________________________

TABLE OF CONTENTS
________________________________________________________________________________





President's Message  . . . . . . . . . . . . . . . . . . . . . . . . .  i
Selected Consolidated Financial Information  . . . . . . . . . . . . .  2
Management's Discussion and Analysis of Financial
  Condition and Results of Operations  . . . . . . . . . . . . . . . .  4
Consolidated Financial Statements  . . . . . . . . . . . . . . . . . . 17
Stockholder Information  . . . . . . . . . . . . . . . . . . . . . . . 43
Corporate Information  . . . . . . . . . . . . . . . . . . . . . . . . 44

________________________________________________________________________________

FROM YOUR PRESIDENT
________________________________________________________________________________


                                 March 25, 1997


To Our Fellow Shareholders:

         On behalf of the Board of Directors, Management and Associates of Sho-Me Financial Corp. and its subsidiary, 1st Savings Bank, we are pleased to present the results of the Company's performance for the year ended December 31, 1996.

         This was the second full year of operation for Sho-Me Financial Corp., following the initial public offering in June of 1994. The positive trends in earnings and asset growth established during the Company's first year continued through 1996, as net earnings, exclusive of the effect of the one-time assessment to recapitalize the Savings Association Insurance Fund, were $1.70 per share which reflects a 77% increase over the $.96 per share earned in 1995. The increase in earnings per share was attributable to several factors including the increased asset base and the repurchase of 227,000 shares, or 12.9% of the Company's outstanding stock. Assets of the Company increased to $298.0 million, representing a 18.2% rate of growth for 1996. The growth in assets was primarily the result of a 19.1% or $41.0 million increase in the Bank's loan portfolio. The majority of the asset growth was funded by a $35.5 million, or 24.2% increase in deposits. We were particularly proud of this significant increase in deposit base and of the effort made by our associates to attain that level of growth in a highly competitive market.

         In January 1996, we opened our eighth Branch office which is the Company's second full service facility in Springfield, Missouri. The opening of this new office has greatly increased our presence in the attractive Springfield market and the new facility led all of the Company's offices in net growth of both mortgage loans and deposits in its first year of operation.

         As we turn our attention to 1997, we intend to remain focused on growing our deposit base and continuing to increase the Company's assets through loan originations in our market area. It is our pledge to remain committed to the growth and performance goals of the Company and to bring value and opportunity to the four groups that hold the keys to our success: our customers, our associates, our shareholders, and our communities.

         Thank you for your investment in Sho-Me Financial Corp. and for the confidence you have placed in our team. We look forward to a prosperous future together.

                                        Sincerely,


                                        RAYMOND G. MERRYMAN


                                        Raymond G. Merryman,
                                        President

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION


                                                                                      At December31,
                                                             --------------------------------------------------------------------
                                                                1996           1995          1994           1993          1992
                                                             ----------     ----------     ----------     ---------      -------
                                                                                         (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets  . . . . . . . . . . . . . . . . . . . .        $297,996        $252,060       $193,469        $147,095       $144,852
Loans receivable, net . . . . . . . . . . . . . . . .         255,470         214,445        153,840         106,528         95,267
Available-for-sale mortgage-backed securities . . . .           6,473          11,656          9,670             ---            ---
Held-to-maturity mortgage-backed securities.  . . . .             ---             ---          4,475          10,274          9,847
Available-for-sale investment securities  . . . . . .          12,407           9,155          8,421             ---            ---
Held-to-maturity investment securities  . . . . . . .             ---             ---          7,203          16,450         22,235
Deposits  . . . . . . . . . . . . . . . . . . . . . .         182,014         146,550        136,297         132,801        131,903
FHLB advances . . . . . . . . . . . . . . . . . . . .          84,051          73,024         23,600             ---            ---
Stockholders' equity  . . . . . . . . . . . . . . . .          30,032          30,966         32,518          13,511         11,914

                                                                                         Year Ended December 31,
                                                              ----------------------------------------------------------------------
                                                                1996           1995          1994            1993            1992
                                                              --------      ----------      ---------       --------       ---------
                                                                                         (In Thousands)
Selected Operations Data:
------------------------
Total interest income . . . . . . . . . . . . . . . .         $ 21,274       $  15,971     $  10,661         $  9,966       $ 11,341
Total interest expense  . . . . . . . . . . . . . . .           12,374           9,331         5,141            4,807          6,442
                                                              --------        --------         -----         --------       --------
   Net interest income  . . . . . . . . . . . . . . .            8,900           6,640         5,520            5,159          4,899
Provision for loan losses . . . . . . . . . . . . . .              155             130            90              410             70
                                                              --------        --------         -----         --------       --------
   Net interest income after provision for loan
    losses  . . . . . . . . . . . . . . . . . . . . .            8,745           6,510         5,430            4,749          4,829
Service charges and fees  . . . . . . . . . . . . . .              502             406           391              322            244
Net realized gains (losses) on sales of loans and
     available-for-sale securities  . . . . . . . . .              128              32           (63)             142             59
Other non-interest income . . . . . . . . . . . . . .              690             540           331              312            349
                                                              --------        --------         -----         --------       --------
Total non-interest income . . . . . . . . . . . . . .            1,320             978           659              776            652
Total non-interest expense  . . . . . . . . . . . . .            6,594           4,688         3,817            3,376          2,730
                                                              --------        --------         -----         --------       --------
Income before income taxes and change in
 accounting principle . . . . . . . . . . . . . . . .            3,471           2,800         2,272            2,149          2,751
Provision for income taxes  . . . . . . . . . . . . .            1,273           1,054           841              885            995
Change in accounting principle  . . . . . . . . . . .              ---             ---          ---               333            ---
                                                              --------        --------     ---------         --------       --------
   Net income . . . . . . . . . . . . . . . . . . . .         $  2,198        $  1,746     $   1,431         $  1,597       $  1,756
                                                              ========        ========     =========         ========       ========

                                                                                               Year Ended December 31,
                                                                            ------------------------------------------------------
                                                                              1996        1995       1994       1993       1992
                                                                            -------     -------    --------   --------   --------
Selected Financial Ratios and Other Data:
----------------------------------------
Performance Ratios:
  Return on assets (ratio of net income to average
   total assets)  . . . . . . . . . . . . . . . . . . . . . . . . . . . .       .79%       .79%       .87%       1.09%      1.21%
  Interest rate spread information:
   Average during period  . . . . . . . . . . . . . . . . . . . . . . . .      2.96       2.52       3.07        3.43       3.20
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2.85       2.68       2.30        3.03       3.18
  Net interest margin(1)  . . . . . . . . . . . . . . . . . . . . . . . .      3.37       3.12       3.49        3.67       3.47
  Ratio of operating expense to average total assets  . . . . . . . . . .      2.38       2.11       2.32        2.45       1.99
  Return on stockholders' equity (ratio of net income
   to average equity) . . . . . . . . . . . . . . . . . . . . . . . . . .      7.14       5.48       6.41       10.11      15.91

Quality Ratios:
 Non-performing assets to total assets at end of period . . . . . . . . .       .09        .01        .05         .39        .32
 Allowance for loan losses to non-performing loans  . . . . . . . . . . .    717.16   4,825.71   3,470.78      269.11     244.26

Capital Ratios:
Stockholders' equity to total assets, at end of period  . . . . . . . . .     10.08      12.28      16.81        9.18       8.22

Average stockholders' equity to average assets  . . . . . . . . . . . . .     11.09      14.33      13.57        8.71       7.58
Ratio of average interest-earning assets to average interest-
  bearing liabilities . . . . . . . . . . . . . . . . . . . . . . . . . .      1.09       1.13       1.13        1.07       1.06

 Number of full service offices(2)  . . . . . . . . . . . . . . . . . . .      7          6          6           6          6
-----------------

(1)   Net interest income divided by average interest earning assets.
(2)   The Bank also has a deposit-taking branch in Mount Vernon, Missouri.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

         The principal business of the Company consists of the business of 1st Savings Bank, f.s.b. ("1st Savings" or the "Bank"). The principal business of 1st Savings consists primarily of attracting deposits from the general public and using such deposits along with wholesale funding from the Federal Home Loan Bank of Des Moines ("FHLB") to originate mortgage loans secured by one- to four-family residences and, to a lesser extent, multi-family, construction and commercial real estate loans and consumer and business loans. These funds have also been used to purchase loans secured by residential property, mortgage-backed securities ("MBS"), U.S. government and agency obligations and other permissible securities.

         The revenues of 1st Savings are derived principally from interest earned on loans and, to a lesser extent, from interest earned on investments. The operations of 1st Savings are influenced significantly by general economic conditions and by policies of financial institution regulatory agencies, including the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's cost of funds is influenced by interest rates on competing investments and general market interest rates. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered. 1st Savings intends to continue to focus on its lending programs for one- to four-family residential real estate, commercial mortgage and consumer financing with a primary emphasis placed on loans secured by properties located in Southwestern Missouri.

FINANCIAL CONDITION

         The Company's total assets increased $45.9 million, or 18.2%, from $252.1 million at December 31, 1995 to $298.0 million at December 31, 1996.
The increase was primarily attributed to a $41.0 million increase in loans receivable and a $6.0 million increase in cash and cash equivalents. The asset growth was primarily funded through increased deposits of $35.5 million, an $11.0 million increase in FHLB advances and a $1.9 million reduction in available-for-sale securities.

         The balance of net loans receivable increased $41.0 million, or 19.1% to $255.5 million at December 31, 1996 from $214.4 million at December 31, 1995. The increase in gross loans receivable (excluding loans-in-process) consisted primarily of growth in loans secured by one- to four-family residences, nonresidential real estate and installment loans of $34.4 million, $5.0 million, and $3.5 million, respectively. During 1996, the amount and rate of loan growth declined from the prior year due primarily to increased net loan sales of $9.4 million as well as increased prepayments. The Company originated $118.6 million of mortgage and installment loans during 1996 as compared to $104.6 million in 1995.

         Available-for-sale ("AFS") securities declined $2.0 million to $18.8 million at December 31, 1996 from $20.8 million at December 31, 1995. The decline was attributed to a $5.2 million reduction in MBS which was partially offset by a $3.3 million increase in investment securities. During 1996, $4.0 million in MBS were sold and reinvested in cash or other investment securities.

         Deposits increased $35.4 million, or 24.2%, from $146.6 million at December 31, 1995 to $182.0 million at December 31, 1996. The increase in deposits was comprised of a $26.0 million increase in certificates of deposit and an increase in transaction accounts of $9.8 million which was partially offset by a $464,000 decline in statement savings accounts.

         Advances from the FHLB increased $11.1 million, or 15.1%, from $73.0 million at December 31, 1995 to $84.1 million at December 31, 1996. The outstanding advances have original terms of up to five years at either variable or fixed rates of interest and have been used primarily to finance growth in loans receivable. At December 31, 1996, the average cost of FHLB advances was
 .19% higher than the average cost of the Company's certificates of deposit.

         At December 31, 1996 stockholders' equity was $30.0 million, or 10.1% of average assets as compared to $31.0 million, or 12.3% of average assets at December 31, 1995. The decline in stockholders' equity was primarily attributable to the repurchase of $4.1 million of the Company's stock which exceeded the Company's net income of $2.2 million and benefit plan vesting of $805,000.

RESULTS OF OPERATIONS

         The Company's results of operations depend primarily on the level of its net interest income, non-interest income and the control of operating expenses. Net interest income is dependent primarily upon the difference or spread between the average yield earned on interest- earning assets and the average rate paid on interest-bearing liabilities, as well as the relative amounts of such assets and liabilities. 1st Savings, as with other financial institutions, is also subject to interest-rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

         The Company's noninterest income consists primarily of fees charged on transaction and loan accounts, lease income received from leased office space, dividends received on other assets, and other charges for services provided to the Company's customers. Also, noninterest income is derived from 1st Savings' wholly-owned subsidiary which offers credit life, mortgage and disability insurance.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1996 AND 1995

         General. The Company's net income increased $452,000, or 25.9%, from $1.7 million for the year ended December 31, 1995 to $2.2 million for the year ended December 31, 1996. Exclusive of the one-time Savings Association Insurance Fund ("SAIF") assessment of $901,000 and the related income tax effect, net income for 1996 would have approximated $2.8 million, or an increase of $1.0 million from the year ended December 31, 1995. Increased net income was attributed to both higher net interest and noninterest income which was partially offset by increased noninterest expense and provisions for income taxes.

         NET INTEREST INCOME. Net interest income, before the provision for loan losses, increased by $2.3 million, or 34.0%, to $8.9 million for the year ended December 31, 1996 as compared to $6.6 million for the year ended December 31, 1995. The increase was due to interest earned on the $51.0 million increase in the average balance of interest-earning assets and a higher net interest rate spread. During 1996, the average net interest rate spread was 2.96% as compared to 2.52% for the prior year. The improvement was primarily due to the .56% increase in average interest-earning asset yields, which exceeded the .12% increase in the average cost of interest-bearing liabilities.

         INTEREST INCOME. Interest income increased $5.3 million, or 33.2%, to $21.3 million for the year ended December 31, 1996 as compared to $16.0 million for the year ended December 31, 1995. The increase was primarily attributed to the $51.0 million, or 23.9% increase in the average balance of interest-earning assets and the .56% increase in the average yield earned on interest-earning assets, from 7.49% during 1995 to 8.05% during 1996.

         Interest income on loans receivable increased $5.6 million, or 39.6%, to $19.8 million for the year ended December 31, 1996 as compared to $14.2 million for the year ended December 31, 1995. The increase was primarily due to the $55.4 million, or 30.1% increase in average loans receivable and the
 .57% increase in the average yield earned on loans receivable, from 7.71% during 1995 to 8.28% in 1996. Increased average balances were primarily due to mortgage and installment loan originations of $118.6 million, while increased average yields were due to upward repricing of adjustable rate mortgage loans, increased balances of higher yielding loans and an increase in the percentage of loans with initial repricing periods of more than one year, which typically yield a higher initial return than owner occupied, one-year adjustable rate loans. See " - Asset/Liability Management."

         INTEREST EXPENSE. Interest expense increased $3.0 million, or 32.6%, to $12.4 million for the year ended December 31, 1996 as compared to $9.3
million for the year ended December 31, 1995.   The increase was attributed to
the $55.5 million increase in the average balance of interest-bearing liabilities and the .12% increase in the average rate paid on these same interest-bearing liabilities, to 5.09% during 1996 from 4.97% during 1995. Increased balances were due to the use of interest-bearing liabilities to fund the Company's asset growth, while the increase in the average cost of interest-bearing liabilities was primarily attributed to higher rates paid to retain and attract deposits. During 1996, the average cost of deposits was 4.71% as compared to 4.51% for 1995, while the average cost of FHLB advances declined from 6.27% to 5.88% from 1995 to 1996.

         PROVISION FOR LOAN LOSSES. The provision for loan losses was $155,000 for the year ended December 31, 1996 as compared to $130,000 for the prior year. The provision increased the allowance for loan losses to $1.8 million, or .71% of loans receivable on December 31, 1996, as compared to .76% on December 31, 1995. At December 31, 1996, the Company's allowance for loan losses to non-performing loans was 717.2% as compared to 4,825.7% at December 31, 1995.

         The Company maintains an allowance for loan losses based on management's analysis of the loan portfolio, the amount of non-performing and classified assets, and general economic conditions. Management evaluates the allowance for loan losses on a regular basis and makes adjustments as deemed necessary. Future additions or adjustments to the allowance for loan losses and any change in the related ratio of the allowance for loan losses to non-performing or classified loans are dependent upon interest rates, local real estate values, and overall delinquency trends. Although the ratios for the allowance to loans receivable and non-performing loans both declined when compared to ratios from December 31, 1995 to December 1996, the ratios continue to exceed peer averages. The current allowance for loan losses reflects what the Company believes is an adequate allowance for potential loan losses. There can be no assurance, however, that future operating results will not be adversely affected by loan losses which exceed current estimates.

         NON-INTEREST INCOME. Noninterest income increased $342,000, or 35.0%, to $1.3 million for the year ended December 31, 1996 as compared to $978,000 for the year ended December 31, 1995. The increase was due to increased income from leasing operations, account service charges and realized gains on the sale of AFS securities of $183,000, $98,000 and $95,000, respectively. Increased income from leasing operations resulted from leased space contained in the new Springfield branch which opened in January 1996. These increases were partially offset by a non-recurring item, realized in 1995, which totaled $61,000.

         NON-INTEREST EXPENSE. Noninterest expense increased $1.9 million, to $6.6 million for the year ended December 31, 1996 as compared to $4.7 million for the year ended December 31, 1995. Excluding the SAIF assessment of $901,000, noninterest expense increased $1.0 million, or 21.4% to $5.7 million when compared to the prior year. The majority of the increase was attributable to increased compensation expense of $432,000 and occupancy expense of $235,000. Increased compensation expense was primarily due to increased staffing and benefit costs, while higher occupancy expense was mostly attributed to operating the new Springfield office. Much of the remaining increase in noninterest expense was the result of the Company's growth.

         On September 30, 1996, federal legislation was enacted that required the SAIF to be recapitalized with a one-time assessment on virtually all SAIF-insured institutions, such as 1st Savings, equal to 65.7 basis points on each $100 of SAIF-insured deposits maintained as of March 31, 1995. The amount of 1st Savings' special assessment was $901,000, which was paid to the FDIC on November 27, 1996.

         As a result of the SAIF recapitalization, the FDIC amended its regulation concerning the insurance premiums payable by SAIF-insured institutions. Effective January 1, 1997, SAIF insurance premiums range from 0 to 27 basis points per $100 of domestic deposits. Additionally, the FDIC has imposed a Financing Corporation ("FICO") assessment on SAIF-assessable deposits for the first semi-annual period of 1997 equal to 6.48 basis points per $100 of domestic deposits, as compared to a FICO assessment on Bank Insurance Fund assessable deposits equal to 1.30 basis points per $100 of domestic deposits for the same period.

         PROVISION FOR INCOME TAXES. The provision for income taxes increased $220,000, to $1.3 million for the year ended December 31, 1996 as compared to $1.1 million for the year ended December 31, 1995. The increase was primarily due to increased taxable income as the Company's effective tax rate for 1996 and 1995 was 36.7% and 37.6%, respectively.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 1995 AND 1994

         General. The Company's net income increased $315,000, or 22.0%, from $1.4 million for the year ended December 31, 1994 to $1.7 million for the year ended December 31, 1995. The increase was attributed to increases in net interest income and noninterest income which were partially offset by increases in noninterest expense and the provision for income taxes.

         NET INTEREST INCOME. Net interest income before provision for loan losses increased by $1.1 million, or 20.3%, to $6.6 million for the year ended December 31, 1995 as compared to $5.5 million for the year ended December 31, 1994. The increase was due primarily to the interest rate spread earned on the $55.0 million increase in the average balance of interest-earning assets which exceeded the $48.3 million increase in the average balance of interest-bearing liabilities. The average net interest rate spread declined, however, from 3.07% for the year ended December 31, 1994 to 2.52% for the year ended December 31, 1995. The decline was attributable to the increased use of FHLB advances (at higher rates than the Company's average cost of funds) to fund growth in interest-earning assets.

         INTEREST INCOME. Interest income increased $5.3 million, or 49.8%, to $16.0 million for the year ended December 31, 1995 as compared to $10.7 million for the year ended December 31, 1994. The increase was primarily attributed to the $55.0 million, or 34.9% increase in the average balance of interest-earning assets and the .74% increase in the average yield earned on interest-earning assets, from 6.75% during 1994 to 7.49% during 1995.

         Interest income on loans receivable increased $5.3 million, or 59.6%, to $14.2 million for the year ended December 31, 1995 as compared to $8.9 million for the year ended December 31, 1994. The increase was primarily due to the $58.6 million, or 46.8% increase in the average outstanding balance of loans receivable and the .62% increase in the average yield earned on loans receivable, from 7.09% during 1994 to 7.71% during 1995. Increased average balances were attributed to increased loan originations, a reduction in secondary market loan sales and a decline in prepayment rates, while increased average yields were due to generally higher market interest rates and upward repricing of the adjustable rate mortgage loan portfolio.

         INTEREST EXPENSE. Interest expense increased $4.2 million, or 81.5%, to $9.3 million for the year ended December 31, 1995 as compared to $5.1 million for the year ended December 31, 1994. The increase was attributed to the $48.3 million increase in the average balance of interest-bearing liabilities and the 1.29% increase in the average rate paid on interest-bearing liabilities, from 3.68% during 1994 to 4.97% during 1995. Both of these increases were principally due to the Company's increased use of FHLB advances to fund asset growth along with generally higher market interest rates for both deposits and FHLB advances.

         PROVISION FOR LOAN LOSSES. The provision for loan losses was $130,000 for the year ended December 31, 1995 as compared to $90,000 for the prior year. The provision increased the allowance for loan losses to $1.7 million, or .76% of loans receivable on December 31, 1995, as compared to .98% of loans receivable on December 31, 1994. At December 31, 1995, the Bank's allowance for loan losses to non-performing loans was 4,825.7% as compared to 3,470.8% at December 31, 1994.

         NON-INTEREST INCOME. Noninterest income increased $319,000, or 48.3%, to $978,000 for the year ended December 31, 1995 as compared to $660,000 for the prior year. The increase was partially due to $32,000 in realized gains on the sale of loans and AFS securities in 1995 as compared to net realized losses of $63,000 in 1994. In addition, dividends on other assets totaled $286,000 in 1985 as compared to $94,000 in 1994. Increased dividends were due to increased FHLB stock ownership and a one-time special distribution on another equity investment. Also, a non-recurring item of $61,000 was offset by an $89,000 reduction in income on the sale of foreclosed assets.

         NON-INTEREST EXPENSE. Non-interest expense increased $871,000, or 22.8%, to $4.7 million for the year ended December 31, 1995 as compared to $3.8 million for the year ended December 31, 1994. The increase was primarily related to a $584,000 increase in compensation expense due to the increased cost of benefit plans and salaries of $290,000 and $294,000, respectively. In addition, professional fees increased $86,000 reflecting increased costs associated with being a public company while other increased expenditures related mostly to growth of the Company.

         PROVISION FOR INCOME TAXES. The provision for income taxes increased $212,000, to $1.1 million for the year ended December 31, 1995 as compared to $841,000 for the year ended December 31, 1994. The increase was primarily due to increased taxable income as the Company's effective tax rate for 1995 and 1994 was 37.6% and 37.0%, respectively.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. No tax equivalent adjustments were made. All average balances are daily average balances. Non-accruing loans have been included in the table as loans carrying a zero yield. The yields include fees which are considered adjustments to yield.

                                                                                     Year Ended December 31,
                                                              ----------------------------------------------------------------
                                                                           1996                                 1995
                                                              ------------------------------------      ----------------------
                                                                          Interest        Average                     Interest
                                                              Average      Income/         Yield/        Average      Income/
                                                              Balance      Expense          Cost         Balance      Expense
                                                              -------      --------        -------       -------      --------
Interest-earning assets:
Loans receivable, net(1)  . . . . . . . . . . . . . . .      $239,392     $ 19,817          8.28%       $183,974       $14,193
Mortgage-backed and related securities  . . . . . . . .         9,694          618          6.37          12,586           802
Investment securities . . . . . . . . . . . . . . . . .        12,299          729          5.93          14,623           868
Other . . . . . . . . . . . . . . . . . . . . . . . . .         2,747          110          3.98           1,968           108
                                                             --------     --------          ----        --------       -------
Total interest-earning assets(1)  . . . . . . . . . . .       264,132       21,274          8.05         213,151        15,971
                                                             --------     --------                      --------       -------
Non-interest earning assets(4)  . . . . . . . . . . . .        13,354                                      9,232
                                                             --------                                   --------
  Total assets  . . . . . . . . . . . . . . . . . . . .      $277,486                                   $222,383
                                                             ========                                   ========

Interest-bearing liabilities:
Demand and NOW deposits . . . . . . . . . . . . . . . .      $ 34,155          881          2.58        $ 28,325           736
Savings deposits  . . . . . . . . . . . . . . . . . . .        10,232          254          2.48          10,442           259
Certificate accounts  . . . . . . . . . . . . . . . . .       121,096        6,660          5.50         100,424         5,286
FHLB advances . . . . . . . . . . . . . . . . . . . . .        77,816        4,579          5.88          48,636         3,050
                                                             --------     --------          ----        --------       -------
  Total interest-bearing liabilities  . . . . . . . . .       243,299       12,374          5.09         187,827         9,331
                                                             --------     --------                      --------       -------
Non-interest bearing liabilities  . . . . . . . . . . .         3,403                                      2,695
                                                             --------                                   --------
  Total liabilities . . . . . . . . . . . . . . . . . .       246,702                                    190,522
                                                             --------                                   --------
Stockholders' equity  . . . . . . . . . . . . . . . . .        30,784                                     31,861
                                                             --------                                   --------
  Total liabilities and stockholders' equity  . . . . .      $277,486                                   $222,383
                                                             ========                                   ========
Net interest income . . . . . . . . . . . . . . . . . .                   $  8,900                                     $ 6,640
                                                                          ========                                     =======
Net interest rate spread(2) . . . . . . . . . . . . . .                                     2.96%
                                                                                            ====
Net interest-earning assets . . . . . . . . . . . . . .      $ 20,833                                   $ 25,324
                                                             ========                                   ========
Net yield on average interest-earning assets(3) . . . .                                     3.37%
                                                                                            ====
Average interest-earning assets to average
 interest-bearing liabilities . . . . . . . . . . . . .                        109%                                        113%
                                                                               ===                                         ===


                                                                                 Year Ended December 31,
                                                                   -------------------------------------------------
                                                                     1995                       1994
                                                                   --------       ----------------------------------
                                                                    Average                   Interest       Average
                                                                    Yield/        Average      Income/       Yield/
                                                                     Cost         Balance      Expense        Cost
                                                                   -------        -------     --------       ------
Interest-earning assets:
Loans receivable, net(1)  . . . . . . . . . . . . . . .             7.71%        $125,349     $ 8,893          7.09%
Mortgage-backed and related securities  . . . . . . . .             6.37           12,672         774          6.11
Investment securities . . . . . . . . . . . . . . . . .             5.94           15,097         758          5.02
Other . . . . . . . . . . . . . . . . . . . . . . . . .             5.49            4,823         236          4.87
                                                                   -----         --------     -------         -----

Total interest-earning assets(1)  . . . . . . . . . . .             7.49          157,941      10,661          6.75
                                                                                 --------     -------         -----
Non-interest earning assets(4)  . . . . . . . . . . . .                             6,511
                                                                                 --------
  Total assets  . . . . . . . . . . . . . . . . . . . .                          $164,452
                                                                                 ========
Interest-bearing liabilities:
Demand and NOW deposits . . . . . . . . . . . . . . . .             2.60         $ 27,729         626          2.26
Savings deposits  . . . . . . . . . . . . . . . . . . .             2.48           12,666         314          2.48
Certificate accounts  . . . . . . . . . . . . . . . . .             5.26           93,886       3,906          4.16
FHLB advances . . . . . . . . . . . . . . . . . . . . .             6.27            5,250         295          5.62
                                                                   -----         --------     -------         -----
  Total interest-bearing liabilities  . . . . . . . . .             4.97          139,531       5,141          3.68
                                                                                 --------     -------
Non-interest bearing liabilities  . . . . . . . . . . .                             2,606
                                                                                 --------
  Total liabilities . . . . . . . . . . . . . . . . . .                           142,137
                                                                                 --------
Stockholders' equity  . . . . . . . . . . . . . . . . .                            22,315
                                                                                 --------
  Total liabilities and stockholders' equity  . . . . .                          $164,452
                                                                                 ========
Net interest income . . . . . . . . . . . . . . . . . .                                       $ 5,520
                                                                                              =======
Net interest rate spread(2) . . . . . . . . . . . . . .             2.52%                                      3.07%
                                                                    ====                                       ====
Net interest-earning assets . . . . . . . . . . . . . .                          $ 18,410
                                                                                 ========
Net yield on average interest-earning assets(3) . . . .             3.12%                                      3.49%
                                                                    ====                                       ====
Average interest-earning assets to average
 interest-bearing liabilities . . . . . . . . . . . . .                                           113%
                                                                                                  ===

________________________
(1)  Calculated net of deferred loan fees, loan discounts and loans in process.
(2) Net interest rate spread represents the difference between the average rate on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on average interest-earning assets represents net interest income before provision for loan losses divided by average interest-earning assets.
(4)  Includes FHLB stock.

RATE/VOLUME ANALYSIS

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest- earning assets and interest-bearing liabilities. It distinguishes between the increase related to higher outstanding balances and that due to the volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and
(ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.
                                          Year Ended December 31,

                                                           1996 v. 1995                              1995 v. 1994
                                               --------------------------------------    -------------------------------------
                                                       Increase                                   Increase
                                                      (Decrease)                                 (Decrease)
                                                        Due to                                     Due to
                                               ----------------------                     ----------------------
                                                                             Total                                      Total
                                                                           Increase                                   Increase
                                                Volume       Rate         (Decrease)       Volume        Rate        (Decrease)
                                               --------    --------       ----------      --------     -------       ----------
Interest-earning assets:
Loans receivable  . . . . . . . . . . . .      $4,405       $1,220         $5,625         $4,280       $1,020         $5,300

Mortgage-backed and related
 securities . . . . . . . . . . . . . . .        (184)         ---           (184)            (7)          35             28

Investment securities . . . . . . . . . .        (138)          (1)          (139)           (28)         138            110

Other . . . . . . . . . . . . . . . . . .          45          (44)             1           (147)          19           (128)
                                               ------       ------         ------         ------       ------         ------
  Total interest-earning assets . . . . .      $4,128       $1,175         $5,303         $4,098       $1,212         $5,310
                                               ======       ======         ======         ======       ======         ======

Interest-bearing liabilities:
  Demand and NOW deposits . . . . . . . .      $  152       $   (7)        $  145         $   15       $   95         $  110
  Savings deposits  . . . . . . . . . . .          (5)         ---             (5)           (55)         ---            (55)
  Certificate Accounts  . . . . . . . . .       1,127          247          1,374            312        1,068          1,380
  FHLB Advances . . . . . . . . . . . . .       1,798         (269)         1,529          2,607          148          2,755
                                               ------       ------         ------         ------       ------         ------
Total interest-bearing liabilities  . . .      $3,072       $  (29)        $3,043         $2,879       $1,311         $4,190
                                               ======       ======         ------         ======       ======         ======
Net interest income . . . . . . . . . . .                                  $2,260                                     $1,120
                                                                           ======                                     ======

    INTEREST RATE SPREAD. The following table sets forth, at the dates indicated, the weighted average yields earned on the Company's assets and the weighted average rates paid on the Company's liabilities, together with the interest rate spread.

                                                                         At December 31,
                                                            --------------------------------------
                                                            1996           1995           1994
                                                           -------        -------      ---------
Weighted average yield on:
Loans receivable  . . . . . . . . . . . . . . . . .         8.16%           7.97%          6.83%
Mortgage-backed securities
 Available-for-sale . . . . . . . . . . . . . . . .         7.40            6.50           6.50

 Held-to-maturity . . . . . . . . . . . . . . . . .         ---            ---             7.35
Investment securities
 Available-for-sale . . . . . . . . . . . . . . . .         6.62            6.38           6.89

 Held-to-maturity . . . . . . . . . . . . . . . . .         ---            ---             4.26
Other interest-earning assets . . . . . . . . . . .         5.80            5.52           5.60
Combined weighted average yield on
 interest-earning assets  . . . . . . . . . . . . .         7.99            7.80           6.71

Weighted average rate paid on:
Savings deposits  . . . . . . . . . . . . . . . . .         2.50            2.50           2.50
Demand and NOW deposits . . . . . . . . . . . . . .         2.91            2.74           2.51
Certificates  . . . . . . . . . . . . . . . . . . .         5.57            5.50           4.74
FHLB advances . . . . . . . . . . . . . . . . . . .         5.84            5.94           6.22
Combined weighted average rate paid on
 interest-bearing liabilities . . . . . . . . . . .         5.14            5.12           4.41

Spread  . . . . . . . . . . . . . . . . . . . . . .         2.85            2.68           2.30


ASSET/LIABILITY MANAGEMENT

    The goal of the Company's asset/liability management strategy is to manage the interest rate sensitivity of both interest-earning assets and interest-bearing liabilities so as to maximize net interest income without exposing it or the Bank's Net Portfolio Value to an excessive level of interest-rate risk. 1st Savings has employed various strategies intended to manage the potential effect that changing interest rates have on future operating results. Historically, the primary asset/liability management strategy had been to focus on extending the repricing intervals of interest-bearing liabilities while reducing repricing intervals for interest-earning assets. The strategy resulted in limited exposure to interest-rate risk with modest asset and loan growth rates. Subsequent to the Company's stock conversion, the asset/liability strategy was modified with the intent of enhancing shareholder returns. The revised strategy increased the focus on asset growth and allowed for increasing the Company's overall sensitivity to fluctuating interest rates.

     The primary elements of the Company's current asset/liability strategy includes (i) increasing loans receivable through the origination or purchase of both fixed and adjustable-rate loans, (ii) emphasizing growth in loans secured by commercial real estate, home equity and commercial businesses which typically provide higher yields and shorter repricing periods, (iii) expanding the consumer loan portfolio, (iv) active solicitation of less-rate sensitive deposits, (v) offering competitively priced short-term certificates of deposit, and (vi) the use of FHLB advances or loan sales to help maintain desired equity ratios as well as manage the Bank's exposure to interest-rate risk. The degree to which each segment of the strategy is achieved will affect the Company's overall profitability and exposure to interest-rate risk.

NET PORTFOLIO VALUE

    Management utilizes a quarterly report provided by the OTS as one of its analytical tools to ascertain the sensitivity of the Bank's Net Portfolio Value ("NPV") and therefore the effects of fluctuating interest rates on net interest income. The OTS provides a NPV approach to the quantification of interest rate risk. This approach calculates the difference between the present value of expected cash flows from assets and liabilities, as well as cash flows from off-balance sheet contracts under a variety of interest rate scenarios.

    Under OTS regulations, a thrift's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the thrift's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest- rate risk exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the thrift's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which thrifts may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. The Bank, due to its asset size and level of risk-based capital, is exempt from this requirement. Notwithstanding the foregoing, utilizing this measuring concept, as of December 31, 1996, a 200 basis point interest rate increase would have reduced the Bank's NPV by 16% (as a percentage of the present value of assets) while a 200 basis point decline in interest rates would have increased the Bank's NPV by 2% (as a percentage of the present value of assets). Accordingly, a deduction to risk-based capital would not have been required as of December 31, 1996 even if the regulation applied to the Bank. As of December 31, 1995, the same 200 basis point interest rate increase would have reduced NPV by 4%. The change in exposure was attributed to changes in interest rates and the type, amount and method by which asset growth was funded.

    Presented below, as of December 31, 1996, is an analysis of the Bank's interest-rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. As illustrated below, the Bank's NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of interest-earning assets tends to decline due to the change in rates and/or prepayment expectations. When rates decline, NPV generally does not increase with the same velocity as it declines in upward rising rate scenarios due to the tendency of loan and securities anticipated effective durations to decline due to prepayments.

                              NET PORTFOLIO VALUE

            Change in
          Interest Rates     Estimated             Estimated NPV as         Amount of
          (Basis Points)       NPV               Percentage of Assets         Change          Percent
          -------------      ---------           --------------------       ---------         -------
                                            (Dollars in Thousands)
             +400            $20,114                      7.14%            $(14,242)            (41)%
             +300             24,730                      8.58               (9,626)            (28)
             +200             28,878                      9.82               (5,479)            (16)
             +100             32,189                     10.76               (2,167)             (6)
              ---             34,356                     11.34                  ---             ---
             -100             35,142                     11.50                  786               2
             -200             34,946                     11.37                  590               2
             -300             34,864                     11.27                  508               1
             -400             35,457                     11.37                1,101               3


    Certain shortcomings are inherent in any method of interest rate analysis. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate mortgages, have features which restrict changes in interest rates on a short term basis and over the life of the asset. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the foregoing table. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of funds are deposit growth, FHLB advances, amortization and prepayment of loan principal, investment maturities and sales, and on-going operating results. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and loan prepayment rates are influenced significantly by interest rates, general economic conditions and competition. The Company has focused on increasing deposits as its primary source for funding asset growth, and, when necessary, has utilized FHLB advances to meet additional funding needs.

    Historically, 1st Savings has been required by federal regulations to maintain minimum levels of specified liquid assets in order to fund the cash needs of the Bank. The required percentage has varied over the years based upon market and economic conditions, and is currently 5% of net withdrawable savings deposits plus borrowings payable on demand or in one year or less. Eligible liquid assets for this ratio include cash and cash equivalents, U.S. Government, government agency, municipal and corporate securities having remaining maturities of less than five years. The Bank's liquidity ratio at December 31, 1996, was 9.82%.

    The Company uses its liquid assets as well as other funding sources to meet on-going commitments, to fund loan commitments, to repay maturing certificates of deposit and FHLB advances, to make investments, to fund other deposit withdrawals, to maintain liquidity requirements and to meet operating expenses. At December 31, 1996, the Bank had outstanding commitments to extend credit and purchase AFS securities of $13.2 million (including $9.0 million in loans-in-process and lines of credit). Management believes that current funding sources will be adequate to meet the Company's foreseeable liquidity needs.

    The primary source of funding for the Company are deposits and FHLB advances. For the year ended December 31, 1996 the Company increased deposits and FHLB advances by $35.5 million and $11.0 million, respectively, as compared to respective increases of $10.3 million and $49.4 million during the prior year. The amount or degree to which the Company will continue to attract and retain new deposits is unknown; however, at December 31, 1996, the Company had additional borrowing capacity from the FHLB of approximately $86.0 million.

    Liquidity management is an on-going responsibility of the Company's management. The Company adjusts its investment in liquid assets based upon a variety of factors including (i) expected loan demand and deposit flows, (ii) anticipated investment and FHLB advance maturities, (iii) the impact on profitability, and (iv) asset/liability management objectives.

    At December 31, 1996, the Company had $85.7 million in certificates of deposit due within one year and $50.6 million in other deposits without specific maturity, as well as FHLB advances due within one year of $32.0 million. Management believes that most maturing interest- bearing liabilities will be retained or replaced by new interest-bearing liabilities.

REGULATORY CAPITAL

    Federally insured savings institutions are required to maintain a minimum level of regulatory capital. OTS regulations established capital requirements, including a tangible capital requirement, a leverage (or core capital) requirement and a risk-based capital requirement applicable to savings institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual institutions on a case- by-case basis.

    At December 31, 1996, the Bank continued to exceed all regulatory capital requirements with tangible and core capital of $25.2 million and $25.2 million, or 8.6% and 8.6% of adjusted total assets, respectively, which were approximately $20.8 million and $16.4 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On December 31, 1996 the Bank had risk-based capital of $27.0 million, or 16.5% of risk-weighted assets of $163.7 million. This amount was $13.9 million above the 8.0% requirement in effect on that date. Under regulatory guidelines, the Bank was considered well-capitalized at December 31, 1996.

IMPACT OF INFLATION

    The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, change in interest rates generally have a more significant impact on a financial institution's performance than does inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In the current interest rate environment, liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

IMPACT OF NEW ACCOUNTING STANDARDS

    The FASB has issued Financial Accounting Standards Statement No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation." FAS 123 establishes a fair value based method of accounting for stock-based compensation plans. It encourages entities to adopt that method in place of the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," for all arrangements under which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of its stock. FAS 123 applies to financial statements for fiscal 1996. Management is continuing to account for stock-based compensation in accordance with the provisions of APB No. 25.

    The FASB has issued Statement of Financial Accounting Standards No. 125, ("SFAS 125"), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." The primary impact of SFAS 125 on mortgage banking concerns is to extend the rules in SFAS 122 from servicing of mortgage loans to all loan servicing. Adoption of SFAS 125 will be required by the Company during the fiscal year ending December 31, 1997. The impact of this statement is not expected to have a material effect on the Company's financial statements.

                        Independent Accountants' Report



Board of Directors
Sho-Me Financial Corp.
Mt. Vernon, Missouri


   We have audited the accompanying consolidated statements of financial condition of SHO-ME FINANCIAL CORP. AND SUBSIDIARY as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SHO-ME FINANCIAL CORP. AND SUBSIDIARY as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

   As discussed in Note 1, in 1994 the Company changed its method of accounting for investments in debt and equity securities.


                                                       /s/ Baird Kurtz & Dobson


February 7, 1997
Springfield, Missouri

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                          DECEMBER 31, 1996 AND 1995



                                    ASSETS
                                    ------

                                                                           1996             1995
                                                                           ----             ----
Cash and due from banks                                               $  1,687,719       $  1,323,867
Interest bearing deposits in other
   financial institutions                                                9,838,295          4,250,841
                                                                      ------------       ------------
          Cash and cash equivalents                                     11,526,014          5,574,708


Available-for-sale securities                                           18,880,277         20,810,487


Loans receivable, net                                                  255,469,576        214,445,042


Premises and equipment, net                                              5,452,142          5,216,836


Interest receivable
   Loans                                                                 1,604,575          1,238,760
   Investments                                                             213,910            213,487

Investment in FHLB stock                                                 4,325,000          3,871,000


Prepaid expenses and other assets                                           94,048            283,032


Deferred income taxes                                                      430,913            406,390
                                                                      ------------       ------------

          Total Assets                                                $297,996,455       $252,059,742
                                                                      ============       ============





See Notes to Consolidated Financial Statements

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                            1996           1995
                                                                            ----           ----
LIABILITIES
   Deposits                                                           $ 182,014,158    $ 146,550,426
   Federal Home Loan Bank advances                                       84,051,000       73,024,000
   Advances from borrowers for taxes and insurance                          619,096          502,188
   Accounts payable and accrued expenses                                    815,732          765,867
   Income taxes payable                                                     464,342          251,746
                                                                       ------------     ------------
          Total Liabilities                                             267,964,328      221,094,227
                                                                       ------------     ------------


STOCKHOLDERS' EQUITY
   Serial preferred stock, $.01 par value;
       authorized 1,000,000 shares
   Common stock, $.01 par value; authorized
       6,000,000 shares, issued 2,049,875 shares                             20,499           20,499
   Additional paid-in capital                                            19,997,273       19,716,466
   Retained earnings, substantially
       restricted                                                        18,886,732       16,688,663
   Unrealized appreciation (depreciation) on
       available-for-sale securities, net of
       income taxes of $84,087 and $(2,390)
       in 1996 and 1995, respectively                                       137,194           (3,899)
   Unearned ESOP shares                                                    (995,179)      (1,228,346)
   Unearned MRP shares                                                     (313,498)        (600,966)
   Treasury stock, at cost; 1996 - 456,085 shares;
       1995 - 228,925 shares                                             (7,700,894)      (3,626,902)
                                                                       ------------     ------------
          Total Stockholders' Equity                                     30,032,127       30,965,515
                                                                       ------------     ------------

          Total Liabilities and Stockholders' Equity                   $297,996,455     $252,059,742
                                                                       ============     ============

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1996



                                                        1996                1995                 1994
                                                        ----                ----                 ----
INTEREST INCOME
   Loans                                          $     19,817,314    $      14,192,598    $       8,893,208
   Available-for-sale securities                         1,346,837            1,669,921            1,532,469
   Other                                                   109,208              108,244              235,366
                                                   ---------------     ----------------     ----------------
                                                        21,273,359           15,970,763           10,661,043
                                                   ---------------     ----------------     ----------------

INTEREST EXPENSE
   Deposits                                              7,794,952            6,281,030            4,846,906
   Federal Home Loan Bank advances                       4,578,851            3,050,346              294,532
                                                   ---------------     ----------------     ----------------
                                                        12,373,803            9,331,376            5,141,438
                                                   ---------------     ----------------     ----------------

NET INTEREST INCOME                                      8,899,556            6,639,387            5,519,605

PROVISION FOR LOAN LOSSES                                  155,000              130,000               90,000
                                                   ---------------     ----------------     ----------------

NET INTEREST INCOME
   AFTER PROVISION
   FOR LOAN LOSSES                                       8,744,556            6,509,387            5,429,605
                                                   ---------------     ----------------     ----------------

NONINTEREST INCOME
   Service charges and fees                                503,182              405,586              391,281
   Net realized gains (losses) on sales of
       loans, available-for-sale securities
       and other assets                                    127,593               32,313              (63,475)
   Income on foreclosed assets                               4,778                4,088               92,554
   Other income                                            684,679              536,208              239,212
                                                   ---------------     ----------------     ----------------
                                                         1,320,232              978,195              659,572
                                                   ---------------     ----------------     ----------------





See Notes to Consolidated Financial Statements

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1996



                                                        1996                1995                 1994
                                                        ----                ----                 ----
NONINTEREST EXPENSE
   Salaries and employee benefits                 $      2,826,837    $       2,394,769    $       1,810,840
   Net occupancy expense                                   815,084              579,718              522,520
   Deposit insurance premium                             1,255,559              313,048              305,399
   FHLB service charges                                    232,511              197,424              180,128
   Data processing                                         362,522              324,884              292,613
   Legal and professional fees                             213,456              185,957               99,862
   Advertising                                             240,421              170,574              181,726
   Other operating expenses                                647,529              521,588              423,630
                                                   ---------------     ----------------     ----------------
                                                         6,593,919            4,687,962            3,816,718
                                                   ---------------     ----------------     ----------------

INCOME BEFORE INCOME TAXES                               3,470,869            2,799,620            2,272,459

PROVISION FOR INCOME TAXES                               1,272,800            1,053,200              841,000
                                                   ---------------     ----------------     ----------------

NET INCOME                                         $     2,198,069     $      1,746,420     $      1,431,459
                                                   ===============     ================     ================

EARNINGS PER COMMON
   SHARE
       Since conversion                                      $1.35                 $.96                 $.40
                                                              ====                  ===                  ===





See Notes to Consolidated Financial Statements

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1996



                                                                                Additional
                                                               Common             Paid-In             Retained
                                                                Stock             Capital             Earnings
                                                              ---------         -----------           --------
BALANCE, JANUARY 1, 1994                                  $                   $                   $     13,510,784
   Net income                                                                                            1,431,459
   Initial adoption of SFAS No. 115,
      net of income taxes of $97,183
   Stock issued under plan of conversion
      to stock ownership                                           20,499          19,678,251
   Release of ESOP shares
   Change in unrealized depreciation
      on available-for-sale securities,
      net of income taxes of $325,262
                                                          ---------------     ---------------     ----------------

BALANCE, DECEMBER 31, 1994                                         20,499          19,678,251           14,942,243
   Net income                                                                                            1,746,420
   Stock issued under MRP                                                             (63,058)
   Release of ESOP shares                                                             101,273
   Vesting of MRP shares
   Change in unrealized depreciation
      on available-for-sale securities,
      net of income taxes of $420,055
   Treasury stock purchased
                                                          ---------------     ----------------     ---------------

BALANCE, DECEMBER 31, 1995                                         20,499          19,716,466           16,688,663
   Net income                                                                                            2,198,069
   Stock issued under Stock Option Plan
   Release of ESOP shares                                                             273,970
   Vesting of MRP shares                                                                6,837
   Change in unrealized appreciation
      (depreciation) on available-for-sale
      securities, net of income taxes of $86,477
   Treasury stock purchased
                                                          ---------------     ----------------     ---------------

BALANCE, DECEMBER 31, 1996                               $         20,499    $     19,997,273     $     18,886,732
                                                          ===============     ===============      ===============





See Notes to Consolidated Financial Statements

    Unrealized
   Appreciation
  (Depreciation)
  on Available-          Unearned            Unearned
     for-Sale              ESOP                 MRP              Treasury
 Securities, Net          Shares              Shares               Stock                 Total
 ---------------         --------            ---------           ---------               -----
 $                   $                   $                    $                    $   13,510,784
                                                                                        1,431,459

        (165,474)                                                                        (165,474)

                           (1,639,900)                                                 18,058,850
                              236,284                                                     236,284


        (553,823)                                                                        (553,823)
 ---------------     ----------------    ----------------     ---------------      --------------

        (719,297)          (1,403,616)                                                 32,518,080
                                                                                        1,746,420
                                                 (914,051)            977,109
                              175,270                                                     276,543
                                                  313,085                                 313,085


         715,398                                                                          715,398
                                                                   (4,604,011)         (4,604,011)
 ---------------     ----------------    ----------------     ---------------      --------------

          (3,899)          (1,228,346)           (600,966)         (3,626,902)         30,965,515
                                                                                        2,198,069
                                                                        3,938               3,938
                              233,167                                                     507,137
                                                  287,468                                 294,305


         141,093                                                                          141,093
                                                                   (4,077,930)         (4,077,930)
 ---------------     ----------------    ----------------     ---------------      --------------

 $       137,194     $       (995,179)   $       (313,498)    $    (7,700,894)     $   30,032,127
 ===============     ================    ================     ===============      ==============

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1996



                                                                        1996             1995             1994
                                                                        ----             ----             ----
CASH FLOWS FROM OPERATING
 ACTIVITIES
   Net income                                                    $    2,198,069    $   1,746,420    $   1,431,459
   Items not requiring (providing) cash
     Depreciation                                                       353,150          267,113          266,838
     Provision for loan losses                                          155,000          130,000           90,000
     Net realized (gains) losses on available-for-sale
       securities                                                        20,250           (6,207)          87,106
     FHLB stock dividends received                                                       (71,000)
     Origination of loans held for delivery against
       commitments                                                     (588,820)      (1,840,250)      (1,496,250)
     Proceeds from sale of loans held for delivery
       against commitments                                              601,674        1,866,356        1,839,631
     Gain on sale of loans                                              (12,854)         (26,106)         (23,631)
     Gain on sale of foreclosed assets                                   (5,179)          (9,228)         (87,977)
     Gain on sale of other assets                                      (134,989)
     Amortization of deferred income,
       premiums and discounts on loans and investments                  (48,426)          13,421         (215,765)
     Deferred income taxes                                             (111,000)         (52,000)          23,193
     Vesting of MRP shares                                              294,305          313,085
     Release of ESOP shares                                             507,137          276,543          236,284
   Changes in:
     Accrued interest receivable                                       (366,239)        (506,115)        (208,398)
     Prepaid expenses and other assets                                   42,698          (44,974)          42,139
     Accrued expenses and interest payable                              199,150          292,749          159,945
     Income taxes payable                                               212,596           77,444           56,019
                                                                 --------------    -------------    -------------
       Net cash provided by operating activities                      3,316,522        2,427,251        2,200,593
                                                                 --------------    -------------    -------------





See Notes to Consolidated Financial Statements

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 FOR THE THREE YEARS ENDED DECEMBER 31, 1996



                                                                        1996             1995             1994
                                                                        ----             ----             ----
CASH FLOWS FROM INVESTING
 ACTIVITIES
   Net originations of loans                                   $    (50,155,148)  $  (59,359,628)  $  (37,373,882)
   Purchase of loans                                                   (360,000)      (1,294,570)      (9,637,832)
   Proceeds from sales of loans                                       9,415,629
   Purchase of premises and equipment                                  (588,456)      (2,775,393)        (726,245)
   Proceeds from the sale of available-for-sale securities            7,606,235        9,302,058        4,884,840
   Proceeds from maturities of available-for-sale securities          3,110,000        1,500,000
   Proceeds from maturities of held-to-maturity securities                             4,995,181        4,000,000
   Purchases of available-for-sale securities                        (9,635,210)      (6,133,210)     (11,917,598)
   Purchases of held-to-maturity securities                                           (1,220,000)      (4,666,091)
   Principal reductions of securities                                 1,030,095        1,563,015        3,344,664
   Purchases of Federal Home Loan Bank stock                           (454,000)      (2,570,000)        (202,700)
   Proceeds from the sale of foreclosed assets                                            59,729          180,164
   Proceeds from sale of other assets                                   281,275
                                                                ---------------    -------------    -------------
     Net cash used in investing activities                          (39,749,580)     (55,932,818)     (52,114,680)
                                                                ---------------    -------------    -------------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of common stock for cash                                                                     19,698,750
 Net increase in checking and savings                                 9,343,036        1,784,583        2,520,201
 Net increase in certificates of deposit                             25,998,412        8,468,641          976,164
 Proceeds from FHLB advances                                         76,760,000      116,724,000       42,200,000
 Repayments of FHLB advances                                        (65,760,000)     (67,300,000)     (18,600,000)
 Net increase in advances from borrowers
   for taxes and insurance                                              116,908           96,062           54,218
 Origination of ESOP debt                                                                              (1,639,900)
 Purchase of treasury stock                                          (4,077,930)      (4,604,011)
 Stock issued under Stock Option Plan                                     3,938
                                                                ---------------    -------------    -------------
   Net cash provided by financing activities                         42,384,364       55,169,275       45,209,433
                                                                ---------------    -------------    -------------

INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                                                     5,951,306        1,663,708       (4,704,654)

CASH AND CASH EQUIVALENTS,
 BEGINNING OF YEAR                                                    5,574,708        3,911,000        8,615,654
                                                                ---------------    -------------    -------------

CASH AND CASH EQUIVALENTS,
 END OF YEAR                                                    $    11,526,014    $   5,574,708    $   3,911,000
                                                                ===============    =============    =============





See Notes to Consolidated Financial Statements

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Sho-Me Financial Corp. (the "Company") operates as a one savings bank holding company. 1st Savings Bank (the "Savings Bank") is primarily engaged in providing a full range of banking and mortgage services to individual and corporate customers in southwest Missouri. The Company also provides other services, such as insurance brokerage activities. The Savings Bank is subject to competition from other financial institutions. The Company and the Savings Bank are also subject to the regulation of certain federal agencies and undergo periodic examinations by those regulatory authorities.

    On June 28, 1994, Sho-Me Financial Corp. completed the issuance of 2,049,875 shares of common stock in connection with the conversion of 1st Savings Bank from a federally chartered mutual savings bank to a federally chartered stock savings bank. In this conversion, the Company acquired all of the common stock of the Savings Bank and became a savings bank holding company (see Note 15).

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES (CONTINUED)

    Management believes that the allowances for losses on loans and the valuation of foreclosed assets held for sale are adequate. While management uses available information to recognize losses on loans and foreclosed assets held for sale, changes in economic conditions may necessitate revision of these estimates in future years. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Savings Bank's allowances for losses on loans and valuation of foreclosed assets held for sale. Such agencies may require the Savings Bank to recognize additional losses based on their judgments of information available to them at the time of their examination.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Sho-Me Financial Corp. and its wholly-owned subsidiary, 1st Savings Bank, and its wholly-owned subsidiary, 1st Savings Financial Corp. Significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND INVESTMENT SECURITIES

    Regulations require the Savings Bank to maintain an amount in cash and U.S. government and other approved securities equal to 5.0% of savings deposits (net of loans on savings deposits) plus short-term borrowings.

    The Savings Bank is a member of the Federal Home Loan Bank system. As a member of this system, it is required to maintain an investment in capital stock of the Federal Home Loan Bank in an amount equal to the greater of 1% of its outstanding home loans, 0.3% of its total assets, or one-twentieth of its outstanding advances from the Bank.

CASH EQUIVALENTS

    The Savings Bank considers all liquid investments with original maturities of three months or less to be cash equivalents.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
                    ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN DEBT AND EQUITY SECURITIES

    As of January 1, 1994, the Company adopted the provisions of the Financial Accounting Standards Board Statement No. 115 (FAS 115) regarding investments in debt and equity securities. The adoption of FAS 115 resulted in a net decrease to stockholders' equity of approximately $165,000. Management determines the appropriate classification of securities at the time of purchase.

    Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Realized gains and losses, based on specifically identified amortized cost of the specific security, are included in other income. Unrealized gains and losses are recorded, net of related income tax effects, in stockholders' equity. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

    Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts. Premiums and discounts are amortized and accreted, respectively, to interest income using the level-yield method over the period to maturity.

    Interest and dividends on investments in debt and equity securities are included in income when earned.

RECLASSIFICATIONS

    Certain 1995 and 1994 amounts have been reclassified to conform to the 1996 financial statements presentation. These reclassifications had no effect on net income.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES (CONTINUED)

MORTGAGE LOANS HELD FOR SALE

    Mortgage loans held for sale are carried at the lower of cost or fair value, determined using an aggregate basis. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Forward commitments to sell mortgage loans are acquired to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Gains and losses are determined by the difference between the selling price and the carrying amount of the loans sold, net of discounts collected or paid and considering a normal servicing rate. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used. There were no mortgage loans held for sale at December 31, 1996 or 1995.

LOANS

    Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-offs are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

    Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

ALLOWANCE FOR LOAN LOSSES

    The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential loan losses, based on management's evaluation of the loan portfolio, as

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



well as on prevailing and anticipated economic conditions and historical losses by loan category. General allowances have been established, based upon the aforementioned factors, and allocated to the individual loan categories. Allowances are accrued on specific loans evaluated for impairment for which the basis of each loan, including accrued interest, exceeds the discounted amount of expected future collections of interest and principal or, alternatively, the fair value of loan collateral.

NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES (CONTINUED)


ALLOWANCE FOR LOAN LOSSES (CONTINUED)

    A loan is considered impaired when it is probable that the Savings Bank will not receive all amounts due according to the contractual terms of the loan. This includes loans that are delinquent 90 days or more (nonaccrual loans) and certain other loans identified by management. Accrual of interest is discontinued, and interest accrued and unpaid is removed, at the time such amounts are delinquent 90 days. Interest is recognized for nonaccrual loans only upon receipt, and only after all principal amounts are current according to the terms of the contract.

FORECLOSED ASSETS HELD FOR SALE

    Assets acquired by foreclosure or in settlement of debt and held for sale are valued at estimated fair value as of the date of foreclosure, and a related valuation allowance is provided for estimated costs to sell the assets. Management evaluates the value of foreclosed assets held for sale periodically and increases the valuation allowance for any subsequent declines in fair value. Changes in the valuation allowance are charged or credited to other expense.

PREMISES AND EQUIPMENT

    Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using straight-line and accelerated methods over the estimated useful lives of the assets.

FEE INCOME

    Loan origination fees, net of direct origination costs, are recognized as income using the level-yield method over the term of the loans.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

INCOME TAXES


    Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994



NOTE 1:   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT
          ACCOUNTING POLICIES (CONTINUED)

FUTURE CHANGES IN ACCOUNTING PRINCIPLE

    The Financial Accounting Standards Board recently adopted Statement No. 125, (FAS 125), "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". FAS 125, which originally was to become effective for transactions that occur after December 31, 1996, imposes new rules for determining when transfers of financial assets are accounted for as sales versus when transfers are accounted for as borrowings. Management believes that FAS 125 should have no significant impact on the Company's consolidated financial statements.

EARNINGS PER SHARE

    Earnings per common share for 1996, 1995 and 1994 (since the conversion) are based on the weighted average number of common shares outstanding for the period less the weighted average number of shares of treasury stock divided into net income. The weighted average number of common shares includes restricted shares issued under the Company's MRP (Note 10) but does not include unallocated shares of the Company's ESOP (Note 10).

   Average shares include the weighted average number of common shares considered outstanding, plus the shares issuable upon exercise of stock options after the assumed repurchase of common shares with the related proceeds as follows:

                                                     Weighted Average Number                    Shares
                                                        of Common Shares                       Issuable
                                                    ------------------------                   --------
        1996                                                 1,606,573                          22,467
        1995                                                 1,830,801                           7,632
        1994 (post conversion)                               1,886,074                             -0-

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 2:  INVESTMENTS IN DEBT AND EQUITY SECURITIES

   The amortized cost and approximate fair value of available-for-sale securities are as follows:

                                                                        December 31, 1996
                                                   -----------------------------------------------------------
                                                                        Gross         Gross      Approximate
                                                      Amortized      Unrealized    Unrealized        Fair
                                                        Cost           Gains         Losses          Value
                                                      ---------      ----------    ----------    ------------
U.S. government agencies                           $     8,960,657   $    50,929  $      60,845  $   8,950,741
SBA loan pools                                           1,647,078        33,274            338      1,680,014
State and political subdivisions                         1,034,221         7,281            925      1,040,577
Mortgage-backed securities                               6,386,799        86,218                     6,473,017
                                                    --------------    ----------   ------------   ------------
                                                        18,028,755       177,702         62,108     18,144,349
Equity investments                                         630,241       105,687                       735,928
                                                    --------------    ----------   ------------   ------------
                                                   $    18,658,996   $   283,389  $      62,108  $  18,880,277
                                                    ==============    ==========   ============   ============

                                                                        December 31, 1995
                                                   -----------------------------------------------------------
                                                                        Gross         Gross      Approximate
                                                      Amortized      Unrealized    Unrealized        Fair
                                                        Cost           Gains         Losses          Value
                                                      ---------      ----------    ----------    ------------
U.S. government agencies                           $     5,946,107   $            $      87,194  $   5,858,913
SBA loan pools                                           1,851,548        36,811                     1,888,359
State and political subdivisions                           404,430         2,844                       407,274
Mortgage-backed securities                              11,614,691       101,466         60,216     11,655,941
                                                    --------------    ----------   ------------   ------------
                                                        19,816,776       141,121        147,410     19,810,487
Equity investments                                       1,000,000                                   1,000,000
                                                    --------------    ----------   ------------   ------------
                                                   $    20,816,776   $   141,121  $     147,410  $  20,810,487
                                                    ==============    ==========   ============   ============


   Maturities of available-for-sale debt instruments at December 31, 1996:

                                                                                          Approximate
                                                                    Amortized Cost        Fair Value
                                                                    --------------        -----------
      After one through five years                                  $     8,594,774     $     8,593,585
      After five years through ten years                                  1,400,104           1,397,734
      Mortgage-backed and other debt
          securities not due on a single
          maturity date                                                   8,033,877           8,153,030
                                                                     --------------      --------------
                                                                    $    18,028,755     $    18,144,349
                                                                     ==============      ==============

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 2:  INVESTMENTS IN DEBT AND EQUITY SECURITIES (CONTINUED)

     The book value of securities pledged as collateral, to secure public deposits and for other purposes, amounted to approximately $12,411,000 at December 31, 1996, and $11,613,000 at December 31, 1995. The approximate fair value of pledged securities amounted to $12,405,000 at December 31, 1996, and $11,599,000 at December 31, 1995.

     Gross gains of $285,978, $52,830 and $-0- and gross losses of $306,228, $46,623 and $87,106 resulting from sales of available-for-sale securities were realized for 1996, 1995 and 1994, respectively.

     As of November 17, 1995, the Company redesignated held-to-maturity securities with an aggregate amortized cost of $7,886,143 and net unrealized gains of $49,265 to the available-for-sale portfolio. The redesignation was prompted by the announcement by the Financial Accounting Standards Board to allow a one-time redesignation and reflected management's expectations of liquidity needs.


NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES

     Categories of loans at December 31, 1996 and 1995, include:

                                                                         1996                  1995
                                                                         ----                  ----
      One to four family mortgage loans                           $     204,521,747     $     170,145,877
      Commercial real estate loans                                       32,567,283            27,122,220
      Other commercial loans                                              3,493,222             1,874,537
      Construction and development loans                                 14,970,189            15,636,769
      Installment loans                                                   9,036,653             7,167,002
      Savings accounts                                                    1,235,270             1,243,552
                                                                   ----------------      ----------------
                                                                        265,824,364           223,189,957

      Undisbursed portion of construction loans                          (8,092,729)           (6,692,885)
      Allowance for loan losses                                          (1,824,195)           (1,689,404)
      Net deferred loan origination fees                                   (428,403)             (341,508)
      Unearned discounts and interest                                        (9,461)              (21,118)
                                                                   ----------------      ----------------

                                                                  $     255,469,576     $     214,445,042
                                                                   ================      ================

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 3:  LOANS AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

   Transactions in the allowance for loan losses were as follows:

                                                            1996                1995                 1994
                                                            ----                ----                 ----
      Balance, beginning of year                     $     1,689,404     $      1,613,914   $       1,541,655
         Provision charged to expense                        155,000              130,000              90,000
         Losses charged off                                  (33,361)             (57,991)            (17,741)
         Recoveries                                           13,152                3,481
                                                      --------------      ---------------    ----------------

      Balance, end of year                           $     1,824,195     $      1,689,404   $       1,613,914
                                                      ==============      ===============    ================

   The weighted average interest rate on loans receivable at December 31, 1996 and 1995, was 8.16% and 7.97%, respectively.

   The Savings Bank serviced whole mortgage loans and participations in mortgage loans for others amounting to $20,273,454, $12,564,436 and $14,492,626 at December 31, 1996, 1995 and 1994, respectively.

   Impaired loans totaled $254,364 and $35,114 at December 31, 1996 and 1995, respectively. An allowance for loan losses of $38,154 and $4,875 relates to impaired loans of $254,364 and $16,187 at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, respectively, impaired loans of $-0- and $19,627 had no related allowance for loan losses.

   Interest of $18,100 and $1,900 was recognized on average impaired loans of $158,300 and $19,350 for 1996 and 1995. Interest of $18,100 and $1,900 was
recognized on impaired loans on a cash basis during 1996 and 1995.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



   Loans on which the accrual of interest had been discontinued amounted to $37,736 at December 31, 1994. If interest on these loans had been accrued, such interest income would have approximated $1,500 at December 31, 1994.


NOTE 4:   FORECLOSED ASSETS HELD FOR SALE

   At December 31, 1996 and 1995, there were no foreclosed assets held for sale.



NOTE 4:   FORECLOSED ASSETS HELD FOR SALE (CONTINUED)

   Transactions in the valuation allowance for foreclosed assets were as follows:

                                                            1996                1995                 1994
                                                            ----                ----                 ----
      Balance, beginning of year                     $           -0-     $          5,050   $         147,000
         Charge-offs, net of recoveries                                            (5,050)           (141,950)
                                                      --------------      ---------------     ---------------

      Balance, end of year                           $           -0-     $            -0-   $           5,050
                                                      ==============      ===============    ================


NOTE 5:   PREMISES AND EQUIPMENT

   Major classifications of premises and equipment, stated at cost, at December 31, 1996 and 1995, are as follows:

                                                                         1996                  1995
                                                                         ----                  ----
          Land                                                    $         609,944     $         609,944
          Buildings and improvements                                      5,938,471             5,518,424
          Furniture, fixtures and equipment                               1,408,938             1,480,362
                                                                   ----------------      ----------------
                                                                          7,957,353             7,608,730
          Less accumulated depreciation                                   2,505,211             2,391,894
                                                                   ----------------      ----------------

                                                                  $       5,452,142     $       5,216,836
                                                                   ================      ================

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



   Depreciation expense was $353,150, $267,113 and $266,838 for 1996, 1995 and
1994, respectively.


NOTE 6:   DEPOSITS

   Deposits at December 31, 1996 and 1995, are summarized as follows:

                                                 Weighted Average
                                                   Interest Rate
                                               ---------------------
                                                 1996      1995                1996               1995
                                                 ----      ----                ----               ----
   Noninterest-bearing checking                                         $      4,468,178   $       3,788,831
   Interest-bearing checking                       2.91% - 3.12%              36,506,457          27,379,059
   Savings                                         2.50% - 2.50%               9,632,768          10,096,477
                                                                        ----------------   -----------------
                                                                              50,607,403          41,264,367
                                                                        ----------------   -----------------
   Certificates of deposit:
      0% - 4.99%                                                               3,527,569          17,361,864
      5% - 5.99%                                                             111,540,045          63,756,320
      6% and up                                                               15,969,711          23,920,729
                                                                        ----------------   -----------------
                                                                             131,037,325         105,038,913
                                                                        ----------------   -----------------
   Accrued interest on savings deposits                                          369,430             247,146
                                                                        ----------------   -----------------

                                                                        $    182,014,158   $     146,550,426
                                                                        ================   =================

   The weighted average interest rate on certificates of deposit at December 31, 1996 and 1995, was 5.57% and 5.50%, respectively.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



   The aggregate amount of certificates of deposit in denominations of $100,000 or more was approximately $12,162,000 and $6,255,000 at December 31, 1996 and 1995, respectively.

   At December 31, 1996, the scheduled maturities of certificates of deposit are as follows:

                               1997                       $       85,650,779
                               1998                               38,174,384
                               1999                                5,424,467
                               2000                                1,218,937
                               2001                                  552,240
                            Thereafter                                16,518
                                                            ----------------
                                                          $      131,037,325
                                                           =================


NOTE 6:   DEPOSITS (CONTINUED)

   Interest expense on deposits for the years ended December 31, 1996, 1995 and 1994, is summarized as follows:

                                                            1996                1995                 1994
                                                            ----                ----                 ----
      Checking                                       $       880,575     $        735,887   $         626,325
      Savings                                                254,197              258,992             314,327
      Certificates of deposit                              6,684,744            5,321,545           3,919,767
      Early withdrawal penalties                             (24,564)             (35,394)            (13,513)
                                                      --------------      ---------------     ---------------

                                                     $     7,794,952     $      6,281,030   $       4,846,906
                                                      ==============      ===============    ================

NOTE 7:   ADVANCES FROM FEDERAL HOME LOAN BANK

   Advances from the Federal Home Loan Bank consist of the following at December 31, 1996 and 1995:

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994

                                           1996                                      1995
                          --------------------------------------     ---------------------------------------
                                              Weighted Average                           Weighted Average
                                Amount         Interest Rate                 Amount        Interest Rate
                         -----------------    -----------------      ----------------    -------------------
      1996                $                              %            $    23,000,000            6.06%
      1997                     42,000,000            6.00                  29,000,000            6.11
      1998                     25,000,000            5.75                   9,000,000            6.15
      1999                      5,000,000            5.44                  12,000,000            5.22
      2000                      2,000,000            5.22
      2001                     10,000,000            5.82
   Accrued interest
      on advances                  51,000                                      24,000
                           --------------                              --------------

                          $    84,051,000            5.76%            $    73,024,000            5.94%
                           ==============           =====              ==============          ======

   In addition to the above advances, the Savings Bank had available a line of credit amounting to $6,000,000 with the FHLB at December 31, 1996. The Company has also pledged 30,000 shares of its treasury stock held as collateral against a margin account, which was not used at December 31, 1996.


NOTE 7:  ADVANCES FROM FEDERAL HOME LOAN BANK (CONTINUED)

   The FHLB requires the Savings Bank to maintain specifically pledged mortgage loans free of other pledges, liens and encumbrances as collateral for such borrowings.


NOTE 8:  REGULATORY MATTERS

   The Savings Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possible additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on the Savings Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Savings Bank must meet specific capital guidelines that involve quantitative measures of the Savings Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Savings Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



   Quantitative measures established by regulation to ensure capital adequacy require the Savings Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Savings Bank meets all capital adequacy requirements to which it is subject.

   As of December 31, 1996, the most recent notification from the FDIC categorized the Savings Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Savings Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

   The Savings Bank's actual capital amounts and ratios are also presented in the table. There was no deduction from capital for interest-rate risk.





NOTE 8:  REGULATORY MATTERS (CONTINUED)

                                                                                               To Be Well
                                                                                           Capitalized Under
                                                                      For Capital          Prompt Corrective
                                               Actual              Adequacy Purposes       Action Provisions
                                      ---------------------       ------------------      ------------------
                                        Amount       Ratio         Amount     Ratio        Amount       Ratio
                                        ------       -----         ------     -----        ------       -----
                                                                    (In Thousands)
As of December 31, 1996:
   Total Risk Based Capital
   (to Risk Weighted Assets)           $27,008        16.5%       $13,100       8.0%       $16,375       10.0%

Tier I Risk Based Capital
   (to Risk Weighted Assets)            25,184        15.4          6,550       4.0          9,825        6.0

Core Capital
   (to Adjusted Tangible Assets)        25,184         8.6          8,822       3.0         14,703        5.0

Tangible Capital
   (to Adjusted Tangible Assets)        25,184         8.6          4,411       1.5            N/A        N/A

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




   The Savings Bank is subject to certain restrictions on the amount of dividends that it may declare without regulatory approval. At December 31, 1996, approximately $7.9 million of the Savings Bank's retained earnings were available for dividend declaration without prior regulatory approval.


NOTE 9:  INCOME TAXES

   The Company files a consolidated federal tax return. Historically, thrifts such as the Savings Bank were allowed a percentage of otherwise taxable income as a statutory bad debt deduction, subject to limitations based on aggregate loans and savings balances. This percentage was 8%. In August 1996 this statutory bad debt deduction was repealed and is no longer available for thrifts. In addition, bad debt reserves accumulated after 1987, which are presently included as a component of the net deferred tax liability, must be recaptured over a six to eight year period. The amount of the deferred tax liability which must be recaptured is $336,805 at December 31, 1996.


NOTE 9:  INCOME TAXES (CONTINUED)

   Retained earnings at December 31, 1996 and 1995, includes approximately $3,275,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Savings Bank were to liquidate the entire amount would have to be recaptured and would create income for income tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $1,212,000 at December 31, 1996 and 1995.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994


   The provision for income taxes consists of:

                                                            1996                1995                 1994
                                                            ----                ----                 ----
      Taxes currently payable                        $     1,383,800     $      1,105,200   $         817,807
      Deferred income taxes                                 (111,000)             (52,000)             23,193
                                                      --------------      ---------------     ---------------

                                                     $     1,272,800     $      1,053,200   $         841,000
                                                      ==============      ===============    ================

   The tax effects of temporary differences related to deferred taxes shown on the December 31, 1996 and 1995, statements of financial condition were:

                                                                              1996                 1995
                                                                              ----                 ----
      Deferred tax assets:
          Allowance for loan losses                                      $        674,952   $         602,966
          Accrued compensated absences                                             24,050              24,050
          Deferred compensation liability                                          34,244              38,776
          Deferred loan fees                                                      158,509             126,358
          Vesting of MRP                                                          143,990             115,841
          Unrealized depreciation on available-for-sale
              securities                                                                                2,390
          Other                                                                                         1,604
                                                                          ---------------     ---------------
                                                                                1,035,745             911,985
                                                                          ---------------     ---------------

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 9:  INCOME TAXES (CONTINUED)

                                                                              1996                 1995
                                                                              ----                 ----
      Deferred tax liabilities:
          Accumulated depreciation                                       $        (34,241)  $         (23,903)
          FHLB stock dividends                                                   (147,588)           (147,588)
          Tax basis of allowance for loan losses                                 (336,805)           (334,104)
          Unrealized appreciation on available-
              for-sale securities                                                 (84,087)
          Other                                                                    (2,111)
                                                                          ---------------     ---------------
                                                                                 (604,832)           (505,595)
                                                                          ---------------     ---------------

              Net deferred tax asset                                     $        430,913   $         406,390
                                                                          ===============    ================

   A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                               1996                1995                 1994
                                                               ----                ----                 ----
      Computed at the statutory rate                            34.0%                34.0%               34.0%
      State income taxes                                         3.0                  3.4                 3.4
      Other                                                      (.3)                  .2                 (.4)
                                                            --------            ---------           ---------

                                                                36.7%                37.6%               37.0%
                                                            ========            =========           =========

   State legislation provides that savings banks will be taxed based on an annual privilege tax of 7% of taxable income. This privilege tax is included in the provision for income taxes for 1996, 1995 and 1994.

   Deferred income taxes related to the change in unrealized appreciation (depreciation) on available-for-sale securities, shown in stockholders' equity, were $86,477, $420,055 and $(325,262) for 1996, 1995 and 1994, respectively.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 10:  EMPLOYEE BENEFIT PLANS

     The Savings Bank has entered into an agreement which provides for certain amounts of salary continuation to the beneficiary of the Savings Bank's former president and one of the Savings Bank's directors or his estate upon retirement, disability or death. Annual amounts were accrued to provide for estimated deferred compensation at the full eligibility date.

     The Savings Bank participates in a multi-employer defined benefit pension plan covering all employees who have met minimum service requirements. The Savings Bank's policy is to fund pension cost accrued. Total pension plan expense amounted to $49,000, $16,786 and $620 for the years ended December 31, 1996, 1995 and 1994, respectively. As a member of a multi-employer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

     Effective upon the conversion discussed in Note 15, the Company established an internally-leveraged Employee Stock Ownership Plan (ESOP). All employees are eligible to participate after they attain age 21 and complete 12 consecutive months of service during which they work at least 1,000 hours. Shares are allocated to participants' accounts based on services rendered for the plan year. The Corporation accounts for its ESOP in accordance with Statement of Position 93-6.

     The ESOP borrowed $1,639,900 from the Company and used the funds to purchase 163,990 shares of the common stock of the Company. The loan will be repaid from contributions to the ESOP as approved annually by the Savings Bank's Board of Directors. At December 31, 1996 and 1995, respectively, the loan had an outstanding balance of $978,187 and $1,210,630 and carried an interest rate of 7.52%. Any dividends received by the ESOP will be used to pay debt service. The ESOP shares are pledged as collateral on the issued debt.
As the debt is repaid, shares are released from collateral and allocated to employees' accounts. The debt of the ESOP is eliminated in consolidation but the shares pledged as collateral are reported as unearned ESOP shares in the consolidated statement of financial condition. When shares are released from collateral, the shares become outstanding for Earnings Per Share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and may be paid directly to participants or credited to their account; dividends on unallocated ESOP shares are recorded as a reduction of the unearned ESOP shares and accrued interest. Compensation expense attributed to the ESOP was $507,137, $276,543 and $300,000 for the years ended December 31, 1996, 1995 and 1994. The ESOP shares as of December 31, 1996 and 1995, were as follows:

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 10:  EMPLOYEE BENEFIT PLANS (CONTINUED)

                                                                             1996              1995
                                                                             ----              ----
          Allocated shares                                                     41,158            20,391
          Shares released for allocation                                       23,317            20,767
          Unreleased shares                                                    99,515           122,832
                                                                       --------------     -------------

          Total ESOP shares                                                   163,990           163,990
                                                                       ==============     =============

          Fair value of unreleased shares                             $     2,164,451    $    1,842,525
                                                                       ==============     =============

   The Company has established a Management Recognition and Retention Plan
(MRP) for the benefit of directors, officers and employees of the Company and its subsidiary. The MRP was voted on and approved by the Company's stockholders at the April 26, 1995, annual stockholders' meeting. The MRP provides directors, officers and employees of the Company with a proprietary interest in the Company in a manner designed to encourage these individuals to remain with the Company.

   The Plan is administered by a Compensation Committee consisting of the Company's outside Board of Directors. Under the Plan, the Committee can award up to 81,995 shares of the Company's common stock to selected directors, officers and employees. As of December 31, 1996, 63,038 shares have been awarded. These shares represent unearned compensation and have been accounted for as a reduction of stockholders' equity. The awards vest at the rate of 20% per year over a five year period. The Compensation Committee may accelerate a participant's vesting at its discretion. Compensation expense is recognized based on the Company's stock price on the date the Plan was ratified by stockholders, which was $14.50 per share. The Savings Bank recognized $287,468 and $313,085 of expense under the MRP in 1996 and 1995, respectively.

   In addition to the MRP, the Company has established the 1994 Stock Option and Incentive Plan for the benefit of certain directors, officers and employees of the Company and its subsidiary. The Plan was voted on and approved by stockholders at the April 26, 1995, annual stockholders' meeting. The Plan is administered by the Company's Compensation Committee. Under the Plan, the Compensation Committee may grant stock options or awards of up to 204,987 shares of the Company's common stock.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 10:  EMPLOYEE BENEFIT PLANS (CONTINUED)

    The stock options may be either incentive stock options or nonqualified stock options. Incentive stock options can be granted only to participants who are employees of the Company or its subsidiary. The option price must not be less than the market value of the Company's stock on the date of grant. All options expire no later than 10 years from the date of grant. The options vest at the rate of 20% per year over a five-year period.

    A summary of the status of the plan at December 31, 1996 and 1995, and changes during the years then ended is presented below:

                                           1996                                      1995
                          --------------------------------------     ---------------------------------------
                                              Weighted Average                           Weighted Average
                               Shares          Exercise Price              Shares          Exercise Price
                               ------        ------------------            ------       -------------------
Outstanding,
   Beginning of Year              142,596       $   14.50                         -0-       $
   Granted                         12,500           16.10                     145,596           14.50
   Exercised                         (250)         (14.50)
   Forfeited                       (1,500)         (14.50)                     (3,000)
                           --------------        --------              --------------        --------
Outstanding,
   End of Year                    153,346       $   14.63                     142,596       $   14.50
                           ==============        ========              ==============        ========

Options Exercisable,
   End of Year                     28,169                                         -0-
                           ==============                              ==============

   The fair value of each option granted is estimated on the date of the grant using the Black Scholes pricing model with the following weighted-average assumptions:

                                                            1996                1995
                                                            ----                ----
      Dividend per Share                                 $     -0-           $      -0-
      Risk-Free Interest Rate                                 6.45%                6.85%
      Expected Life of Options                             5 years              5 years

      Weighted-Average Fair Value of
          Options Granted During Year                    $    6.64           $     5.58

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 10:  EMPLOYEE BENEFIT PLANS (CONTINUED)

   The following table summarizes information about stock options under the Plan outstanding at December 31, 1996:

                                   Options Outstanding                        Options Exercisable
                         --------------------------------------       ------------------------------------
   Range of                    Number            Remaining                 Number            Exercise
Exercise Prices             Outstanding       Contractual Life          Exercisable            Price
---------------             -----------       ----------------          -----------          ---------
    $14.50                $       140,846         8.75 years                 28,169          $   14.50
    $15.00                          2,500         9.00 years                    -0-              15.00
    $16.38                         10,000         9.50 years                    -0-              16.38

   The Company applies APB Opinion 25 and related Interpretations in accounting for its plans, and no compensation cost has been recognized for the Plan. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates using Statement of Financial Accounting Standards No. 123, the Company's net income would have decreased by $152,400 and $168,800 and earnings per share would have decreased by $.09 and $.10 for 1996 and 1995, respectively. The effects of applying this statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year.


NOTE 11:  LEASES

   The Company has constructed an office building from which the Savings Bank uses a portion of the building as a branch location for banking operations. Construction costs of the building totalled $3,364,893 and was completed in January 1996. Accumulated depreciation totaled $90,000 at December 31, 1996. The Savings Bank's branch operation will not require full use of the building, so the Company will lease the excess space to other tenants. The following minimum lease payments will be received as a result of leases signed as of December 31, 1996:

                                   1997                    $       199,772
                                   1998                            199,772
                                   1999                            199,772
                                   2000                            154,290
                                                            --------------

                                                           $       753,606
                                                            ==============

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 12:  ADDITIONAL CASH FLOW INFORMATION

                                                                   1996             1995             1994
                                                                   ----             ----             ----
NONCASH INVESTING AND FINANCING ACTIVITIES
------------------------------------------
   Real estate acquired in settlement of loans                     $52,392             $-0-          $123,887
   Sale and financing of foreclosed assets                         $57,571             $-0-          $219,375

ADDITIONAL CASH PAYMENT INFORMATION
-----------------------------------
   Interest paid                                               $12,224,519       $9,224,158        $5,107,831
   Income taxes paid                                            $1,163,976       $1,027,659          $796,651


NOTE 13:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS

   For these short-term instruments, the carrying amount approximates fair value.

AVAILABLE-FOR-SALE SECURITIES

   Fair values for available-for-sale securities, which also are the amounts recognized in the statement of financial condition, equal quoted market prices, if available. If quoted market prices are not available, fair values are estimates based on quoted market prices of similar securities.

LOANS

   The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.



NOTE 13:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
          (CONTINUED)

INVESTMENT IN FHLB STOCK

   Fair value of the Savings Bank's investment in FHLB stock approximates the carrying value as no ready market exists for this investment and the stock could only be sold back to the Federal Home Loan Bank at cost.

DEPOSITS

   The fair value of demand deposits, savings accounts and interest-bearing demand deposits is the amount payable on demand at the reporting date (i.e., their carrying amount). The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

FEDERAL HOME LOAN BANK ADVANCES

   Rates currently available to the Savings Bank for advances with similar terms and remaining maturities are used to estimate fair value of existing advances. The carrying amount of accrued interest payable approximates its fair value.

COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND LINES OF CREDIT

   The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit and lines of credit is based on fees currently charged for similar agreements or

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1996, 1995 AND 1994



on the estimated cost to terminate or otherwise settle the obligations with the counterparties at the reporting date.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 13:  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
          (CONTINUED)

COMMITMENTS TO EXTEND CREDIT, LETTERS OF CREDIT AND LINES OF CREDIT (CONTINUED)

   The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

                                                                             December 31, 1996
                                                                   -------------------------------------
                                                                       Carrying              Fair
                                                                        Amount               Value
                                                                       --------              -----
   Financial assets:
      Cash and cash equivalents                                    $     11,526,014    $     11,526,014
      Available-for-sale securities                                      18,880,277          18,880,277
      Interest receivable                                                 1,818,485           1,818,485
      Loans, net of allowance for loan losses                           255,469,576         256,023,000
      Investment in FHLB stock                                            4,325,000           4,325,000

   Financial liabilities:
      Deposits                                                          182,014,158         181,936,000
      Federal Home Loan Bank advances                                    84,051,000          83,634,000
   Unrecognized financial instruments
      (net of contract amount):
         Commitments to extend credit                                           -0-                 -0-
         Letters of credit                                                      -0-                 -0-
         Lines of credit                                                        -0-                 -0-

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 13:    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
            (CONTINUED)

                                                                             December 31, 1995
                                                                   -------------------------------------
                                                                       Carrying              Fair
                                                                        Amount               Value
                                                                       --------              -----
   Financial assets:
      Cash and cash equivalents                                    $      5,574,708    $      5,574,708
      Available-for-sale securities                                      20,810,487          20,810,487
      Interest receivable                                                 1,452,247           1,452,247
      Loans, net of allowance for loan losses                           214,445,042         219,578,000
      Investment in FHLB stock                                            3,871,000           3,871,000

   Financial liabilities:
      Deposits                                                          146,550,426         146,742,000
      Federal Home Loan Bank advances                                    73,024,000          73,508,000
   Unrecognized financial instruments
      (net of contract amount):
         Commitments to extend credit                                           -0-                 -0-
         Letters of credit                                                      -0-                 -0-
         Lines of credit                                                        -0-                 -0-


NOTE 14:  COMMITMENTS AND CREDIT RISK

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract.
Commitments generally have fixed expiration dates or other termination clauses
and may require payment of a fee.   Since a portion of the commitments may
expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 14:  COMMITMENTS AND CREDIT RISK (CONTINUED)

    At December 31, 1996 and 1995, the Savings Bank had outstanding commitments to originate loans aggregating approximately $2,225,000 and $7,806,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a thirty-day period. Loan commitments at fixed rates of interest amounted to $515,000 and $2,771,000 with the remainder at floating market rates at December 31, 1996 and 1995, respectively.

    Letters of credit are conditional commitments issued by the Savings Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

    The Savings Bank had total outstanding letters of credit amounting to $470,000 and $608,000, respectively, at December 31, 1996 and 1995, with terms ranging from twelve months to five years from the date of origination.

    Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Savings Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Savings Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, commercial real estate and residential real estate. The Savings Bank uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments.

    At December 31, 1996 and 1995, the Savings Bank had granted unused lines of credit to borrowers aggregating approximately $407,000 and $392,000, respectively, for commercial lines.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994



NOTE 14:  COMMITMENTS AND CREDIT RISK (CONTINUED)

    At December 31, 1995, the Savings Bank had $32.4 million of fixed rate one-to-four family real estate loans with original maturities ranging primarily from 15 - 30 years and $12.9 million of one-to-four family loans which have fixed rates of interest for at least the next five years. The Savings Bank has also purchased and participated in residential and commercial real estate loans originated by various lenders throughout the United States. At December 31, 1996 and 1995, such purchased and participation loans secured by property throughout Missouri aggregated approximately $15.8 million and $17.3 million, respectively, and such loans secured by property in at least ten other states aggregated approximately $2.7 million and $2.8 million, respectively.

    At December 31, 1996, the Savings Bank had committed to purchase $2.0 million in available-for-sale securities.


NOTE 15:  CONVERSION TO STOCK SAVINGS BANK

    The Savings Bank's Board of Directors adopted a Plan of Conversion on December 10, 1993, to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank. The conversion was effective on June 28, 1994, upon the issuance of 2,049,875 shares of the Company's common stock (par value $.01) at an initial public offering price of $10 per share, representing gross proceeds of $20,498,750. Costs related to the stock issuance, which have been applied to reduce the gross proceeds, were approximately $800,000.

    A special liquidation account was established at the time of conversion for eligible account holders in an amount equal to the total net worth of the Savings Bank as of the date of the latest consolidated statement of financial condition contained in the final offering circular. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Savings Bank, and only in such an event. This proportionate share will be reduced if the account holder's savings deposit falls below the amount on the date of record (March 31, 1993), and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after conversion in the related savings deposit of an account holder. The Savings Bank may not declare or pay a cash dividend or purchase any of its stock, if the effect would be to reduce the net worth of the Savings Bank below the amount of its liquidation account or below its minimum regulatory capital.

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 16:  CONTINGENCIES

    The Company and the Savings Bank are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of the Company.


NOTE 17:  SAVINGS ASSOCIATION INSURANCE FUND ASSESSMENT

    On September 30, 1996, federal legislation to recapitalize the Savings Association Insurance Fund (SAIF) was passed requiring savings institutions such as the Savings Bank to pay a one-time assessment to the SAIF of 65.7 basis points, based on deposits as reported at March 31, 1995. The assessment totaled $901,000 and has been included in noninterest expense on the Company's consolidated financial statements for the year ended December 31, 1996. This one-time assessment, net of income taxes, reduced consolidated net income for the year ended December 31, 1996, by approximately $559,000.


NOTE 18:  SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS

    Following is a summary of unaudited quarterly operating results for the years ended December 31, 1996 and 1995:

                                                                          1996
                                             ----------------------------------------------------------------
                                                                  Three Months Ended
                                             ----------------------------------------------------------------
                                              March 31        June 30           September 30      December 31
                                              --------        -------           ------------      -----------
   Interest income                           $4,865,236      $5,168,191          $5,536,901         $5,703,031
   Interest expense                          $2,830,551      $2,970,831          $3,229,891         $3,342,530
   Provision for loan losses                    $20,000         $45,000             $45,000            $45,000
   Net realized gains (losses) on
      available-for-sale securities                $-0-       $(111,258)               $-0-            $91,008
   Net income                                  $550,425        $599,677            $184,332           $863,635
   Earnings per common share                       $.32            $.36                $.11               $.56

                     SHO-ME FINANCIAL CORP. AND SUBSIDIARY

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1996, 1995 AND 1994




NOTE 18:  SUMMARY OF UNAUDITED QUARTERLY OPERATING RESULTS (CONTINUED)

                                                                        1995
                                        -----------------------------------------------------------------------
                                                                 Three Months Ended
                                        -----------------------------------------------------------------------
                                           March 31          June 30           September 30       December 31
                                           --------          -------           ------------       -----------
   Interest income                           $3,331,073      $3,808,578          $4,245,458         $4,585,654
   Interest expense                          $1,826,941      $2,252,587          $2,500,228         $2,751,620
   Provision for loan losses                    $40,000         $45,000                $-0-            $45,000
   Net realized gains (losses)
      on available-for-sale securities             $-0-          $2,867             $(2,325)            $5,665
   Net income                                  $359,726        $388,447            $488,885           $509,362
   Earnings per common share                       $.19            $.21                $.28               $.30

                             SHO-ME FINANCIAL CORP.
                            STOCKHOLDER INFORMATION

ANNUAL MEETING

    The Annual Meeting of Stockholders will be held at 1:00 p.m., Mt. Vernon, Missouri time on April 23, 1997 at the main office of Sho-Me Financial Corp., 109 North Hickory, Mt. Vernon, Missouri 65712.

STOCK LISTING

    Sho-Me Financial Corp. common stock is traded on the National Association of Securities Dealers, Inc. National Market under the symbol "SMFC."

PRICE RANGE OF COMMON STOCK

    The per share price range of the common stock for each quarter since the common stock began trading on June 28, 1994 was as follows:

                     FISCAL 1996                                HIGH                 LOW               DIVIDENDS
                 First Quarter . . . . . . . . . . . . . .    $ 15.75             $ 14.50                 $  ---
                 Second Quarter  . . . . . . . . . . . . .    $ 16.75             $ 14.50                 $  ---
                 Third Quarter . . . . . . . . . . . . . .    $ 20.63             $ 15.50                 $  ---
                 Fourth Quarter  . . . . . . . . . . . . .    $ 22.63             $ 18.50                 $  ---

                     FISCAL 1995                                HIGH                 LOW               DIVIDENDS
                 First Quarter . . . . . . . . . . . . . .    $ 14.25             $  9.75                 $  ---
                 Second Quarter  . . . . . . . . . . . . .    $ 16.25             $ 13.50                 $  ---
                 Third Quarter . . . . . . . . . . . . . .    $ 16.13             $ 14.50                 $  ---
                 Fourth Quarter  . . . . . . . . . . . . .    $ 16.25             $ 14.75                 $  ---

                            FISCAL 1994                                HIGH                 LOW               DIVIDENDS
                        Second Quarter(1) . . . . . . . . . . . .    $ 12.25             $ 10.00                 $  ---
                        Third Quarter . . . . . . . . . . . . . .    $ 12.25             $ 10.75                 $  ---
                        Fourth Quarter  . . . . . . . . . . . . .    $ 11.50             $  9.13                 $  ---
-----------------

(1) Reflects the period from June 28, 1994 through June 30, 1994.

The stock price information set forth in the table above was provided by the National Association of Securities Dealers, Inc. Automated Quotation System. The average of the bid and asked prices of Sho-Me Financial Corp.'s common stock on March 14, 1997 was $28.50.

At March 14, 1997, there were 1,538,325 shares of Sho-Me Financial Corp. common stock issued and outstanding (including unallocated ESOP shares) and there were 616 holders of record.

SHAREHOLDERS AND GENERAL INQUIRIES               TRANSFER  AGENT

Raymond G. Merryman, President                   Registrar and Transfer Co.
Sho-Me Financial Corp.                           10 Commerce Drive
109 N. Hickory Street.                           Cranford, NJ  07016
Mt. Vernon, Missouri  65712
(417) 466-2171

ANNUAL AND OTHER REPORTS

         A copy of Sho-Me Financial Corp.'s Annual Report on Form 10-KSB for the year ended December 31, 1996, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Raymond G. Merryman, President and Chief Executive Officer, Sho-Me Financial Corp., 109 N. Hickory Street, Mt. Vernon, Missouri 65712.

                             SHO-ME FINANCIAL CORP.
                             CORPORATE INFORMATION

COMPANY AND BANK ADDRESS

  109 N. Hickory                              Telephone:    (417) 466-2171
  Mt. Vernon, Missouri 65712                  Fax:          (417) 466-2158

DIRECTORS OF THE BOARD

Raymond G. Merryman                     Allan James Moore, Jr. (Chairman of the
  President, Sho-Me Financial Corp.       Board)
  and 1st Savings Bank, f.s.b.              Retired Owner and Operator of
                                            Moore's, a retail mens and womens
                                            apparel  store
                                            Chairman of Sho-Me Financial
                                            Corp. and
                                            Chairman of 1st Savings Bank, f.s.b.

David J. Tooley                         Donald R. Millsap
  Executive Vice President, Sho-Me        Retired supervising auditor for
    Financial Corp. and 1st Savings         Missouri Department of Revenue
    Bank, f.s.b.


Stephen D. Maus, DDS                    Loryn McQuerter (Director Emeritus)
  Practicing dentist


SHO-ME FINANCIAL CORP. EXECUTIVE OFFICERS

Raymond G. Merryman                       David J. Tooley
  President and Chief Executive Officer     Executive Vice President

Greg Steffens
  Chief Financial Officer

INDEPENDENT AUDITORS                       SPECIAL COUNSEL
Baird, Kurtz & Dobson                      Silver, Freedman & Taff, L.L.P.
901 St. Louis Street                       1100 New York Avenue, NW
P.O. Box 1190                              7th Floor
Springfield, Missouri  65801               Washington, DC 20005